June 26, 2019

Kerri-Ann Millar
Vice President, Finance
Cue Biopharma, Inc.
21 Erie St.
Cambridge, MA 02139

       Re: Cue Biopharma, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 14, 2019
           File No. 001-38327

Dear Ms. Millar:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 15. Exhibits, Financial Statements and Schedules, page 62

1.    Please amend your filing to provide new certifications filed as Exhibits
31.1 and 31.2 to
      conform exactly to that provided in Item 601(b)(31) of Regulation S-K as it relates to internal controls over financial reporting (ICFR). In this regard, the introductory sentence in paragraph 4 should refer to ICFR as defined in the Exchange Act and certification 4(b) should discuss your obligations related to ICFR. Similarly, please amend the 10-Q for the quarterly period ended March 31, 2019.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Kerri-Ann Millar
Cue Biopharma, Inc.
June 26, 2019
Page 2

        You may contact Vanessa Robertson at 202-551-3649 or Rolf Sundwall at 202-551-3105
if you have questions.



FirstName LastNameKerri-Ann Millar                      Sincerely,
Comapany NameCue Biopharma, Inc.
                                                        Division of Corporation
Finance
June 26, 2019 Page 2                                    Office of Healthcare &
Insurance
FirstName LastName